Exhibit 99.1

SaverOne Presents Results & Business Update for the First Half of 2022

Reports over 1,000 installations to-date and continued strong growth expected into the second half of the year

Petah Tikvah, Israel, September 8, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today presented its results for the first half of 2022 and recent business updates.

Highlights of the First Half of 2022*

●	As of August 31, over 1,600 systems have been ordered of which over 1,000 have been installed; installations continue to increase, and August’s installations were at highest-ever levels.

●	Revenues of NIS 382,000 (~$109,000), an increase of 90% year-over-year. It is noted that SaverOne is in its early growth and prior to its international launch phase.

●	NIS 41 million (~$11.7 million) in cash and equivalents at period-end.

●	Net cash used in operating activities over the six-month period were NIS 11.9 million (~$3.4 million) versus NIS 10.6 million (~$3.0 million) in the same period last year.

Management Comment

Commented Ori Gilboa, CEO of SaverOne, “The past few months have been exceptionally active for SaverOne. We are generating significant traction in our installations and are seeing very strong interest in our innovation. Last month, in August, we experienced our highest ever levels of orders and installations, and we therefore expect an even stronger second half of the year. Recently, we started penetrating the new and promising vertical of public transport and are now protecting school buses in three regional councils in Israel. We believe this is just the beginning and only an early indication of our significant long-term potential and capabilities. We have never been in a better position.”

Continued Mr. Gilboa, “In Israel, which is a mega and regional beta-site, we have been focused on initiating new business with local players which are part of larger global companies. Our strategy is to typically start with small-scale trials with the customer, aiming to penetrate further into their local fleets with the longer-term goal of ultimately expanding our business to their parent company fleets’ globally. Our 1,000+ successful installations to date have primarily been with those local players and we believe this is the tip of the iceberg of our addressable market. It represents very significant potential to grow into global fleets and grow our customer base, as we are getting closer to the launch of our Generation 2.0 solution, expected in the coming weeks, which will be marketed globally.”

Recent Development Summary

●	Three Regional Councils in Israel Install the SaverOne System on School Buses to Ensure the Safety of Students: ahead of the start of the school year the regional councils of Hermon, Mate Asher and Yoav in Israel, installed the SaverOne system on school buses to prevent drivers from being distracted by their mobile phones while driving students to their schools. The potential for this vertical is 54 regional councils throughout the country, with many hundreds school buses. The goal is to roll out this solution to additional regional councils and school districts in Israel in the coming quarters, with a long-term goal to provide the SaverOne protection solution to protect students in the US, Europe and globally.

●	SaverOne Provides its Solution for ReadyMix Industries in Israel - Part of the Global Cemex Group: SaverOne completed the first installation phase of its solution with ReadyMix Industries (Israel), the leading cement mix truck company in Israel with a fleet of hundreds of cement mixer trucks and heavy vehicles. SaverOne successfully concluded an installation into an initial batch of ten ReadyMix trucks with potential for hundreds of units in Israel and significantly more through a future penetration globally via its parent company, Cemex. This represents SaverOne’s initial strategy of focusing its efforts on its local Israeli automobile market with a target to broaden activities to global markets.

●	New Collaboration with UTI - Israel Importer for Isuzu - to Equip Isuzu Leased Trucks with SaverOne Protection System: The collaboration with UTI equips the SaverOne protection systems into UTI trucks that are leased to its customers. In the current phase, the SaverOne system will be installed in around 100 UTI trucks. This new collaboration represents the important element in of SaverOne’s strategy of cooperating with key players that will be able to lease vehicles to their business customers with a SaverOne system pre-installed. It also represents a demonstration of the growing market traction of SaverOne’s system.

●	SaverOne Advances its Global Marketing Strategy by Appointing Israel Eybi as Chief Marketing Officer: This appointment is a key step in SaverOne’s strategy for investing in increased market penetration in international as well as local markets.

●	SaverOne Reports Five New Agreements with Leading Companies and Growing Market Traction: New pilot agreements with some of Israel’s leading companies including the Israeli branches of leading global companies, building on the Company’s existing strong market traction. These recent pilots include a leading manufacturer and distributer of beverages, Tempo; a public medical support services company, Novolog; a portable storage company, Flex Storage; Israel’s main telecom group, Bezeq; and Israel’s leading cellphone operator, Cellcom.

●	SaverOne 2014 Ltd. Announces Closing of Public Offering and Nasdaq Listing: On June 7, 2022, SaverOne announced the closing of its underwritten U.S. initial public offering. The shares and warrants began trading on The Nasdaq Capital Market on June 3, 2022, under the ticker symbols “SVRE” and “SVREW,” respectively.

Financial Summary for the First Half of 2022

Revenues increased by approximately NIS 181,000 (approximately $52,000), or 90%, to NIS 382,000 (approximately $109,000) for the six months ended June 30, 2022, compared to NIS 201,000 (approximately $57,000) for the six months ended June 30, 2021. This increase was mainly the result of new agreements entered into in 2022 related to the Generation 1.0 solution which was launched in late 2019.

Research and development expenses, net increased by approximately NIS 1,330,000 (approximately $380,000), or 15%, to approximately NIS 10,184,000 (approximately $2,910,000) for the six months ended June 30, 2022, compared to NIS 8,854,000 (approximately $2,530,000) for the six months ended June 30, 2021. This increase resulted mainly from salaries and related expenses and subcontractors, due to an increase in the number of employees, and an increase in research and development activity, mainly related to the development of the Generation 2.0 solution.

Selling and marketing expenses decreased by approximately NIS 1,196,000 (approximately $342,000), or 71%, to approximately NIS 481,000 (approximately $137,000) for the six months ended June 30, 2022, compared to NIS 1,677,000 (approximately $479,000) for the six months ended June 30, 2021. Selling and marketing expenses for the six months ended June 30, 2022 included mainly sales department costs. Selling and marketing expenses for the six months ended June 30, 2021 included share-based compensation in the amount of NIS 1,456,000 recorded with respect of unregistered rights issued to Keshet pursuant to an arrangement with Keshet for media advertisement for the Company on Keshet’s various media channels. The agreement with Keshet ended during 2021.

General and administrative expenses decreased by approximately NIS 179,000 (approximately $51,000), or 7%, to approximately NIS 2,511,000 (approximately $717,000) for the six months ended June 30, 2022, compared to approximately NIS 2,690,000 (approximately $769,000) for the six months ended June 30, 2021. The decrease resulted mainly from lower share-based compensation expenses.

Financing income, net for the six months ended June 30, 2022 were NIS 1,161,000 (approximately $332,000) and resulted mainly from exchange differences due to an increase in the USD/NIS exchange rate less direct and incremental issuance costs incurred through the initial public offering in the Unites States allocated to derivative warrant liability. Financing expenses, net for the six months ended June 30, 2021 were NIS 116,000 (approximately $33,000) mainly from bank fees and exchange rate differences.

Net loss decreased by approximately NIS 1,401,000 (approximately $400,000), or 11%, to approximately NIS 11,900,000 (approximately $3,400,000) for the six months ended June 30, 2022, compared to NIS 13,301,000 (approximately $3,800,000) for the six months ended June 30, 2021. The decrease resulted mainly from share-based compensation expenses and financing income from exchange rate differences due to an increase in the USD/NIS exchange rate.

As of June 30, 2022, SaverOne had NIS 41 million (approximately $11.7 million) in cash and cash equivalents and short-term bank deposits.

*	Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from New Israeli Shekels (NIS) to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.50 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2022.

About the SaverOne System

SaverOne systems can be installed in private vehicles, trucks and buses and provide a solution to the problem of driver distraction away from the road, that results from drivers using specific distracting applications on the mobile device while driving, in a way that endangers their safety and the safety of passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile device while driving.

SaverOne’s technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging while allowing navigation, without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, as well as insurance and leasing companies that are very interested in reducing potential damages and significant costs. SaverOne is initially addressing car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future. The Company’s longer-term strategy is to address vehicle manufacturers, to install the Company’s protection technologies in the vehicle manufacturing process as an OEM.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of transportation safety solutions designed to save lives by preventing car accidents resulting from distraction, by the use of mobile phones while driving. The SaverOne system provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of distracting applications that may become life-threatening.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

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